UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38217

Nightstar Therapeutics plc

(Exact name of registrant as specified in its charter)

10 Midford Place, 2nd Floor

London, United Kingdom W1T 5BJ

+44 20 7062 2777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depository Shares, each representing one Ordinary share, nominal value £0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    1

Pursuant to the requirements of the Securities Exchange Act of 1934, Nightstar Therapeutics plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NIGHTSTAR THERAPEUTICS PLC

Date: June 17, 2019	By:	/s/ Steven Green
	Name:	Steven Green
	Title:	Director

[Signature Page to Form 15]